SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: October 01, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Procera Networks, Inc. 100C Cooper Court Los Gatos, California 95032

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended October 1, 2006 without unreasonable effort or expense. The Company just recently presented its financial information to its new auditors, and therefore, the Company's auditor is not able to complete the review of the Company's financial statements within the necessary period of time.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

James C. Chapman	408	573-5700

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      On June 28, 2006, the Company and all shareholders ("Sellers") of Netintact AB, a Swedish corporation ("Netintact") entered into a Stock Exchange Agreement and Plan of Reorganization. On August 18, 2006, the Company and Sellers entered into a First Amended and Restated Stock Exchange Agreement and Plan of Reorganization (the "Agreement") and closed the transaction effective as of August 18, 2006. The audited financials of Netintact were required to be reported on Form 8K by November 3, 2006; however, since the auditors are still in the process of converting the audited financial statements of Netintact from Swedish GAAP into United States GAAP and converting the financial numbers in such statements from Swedish Kronor into United States Dollars, the Company is delinquent in filing its amended Form 8K to include such audited financials.

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had a significant changes in its financial statements from the corresponding period for the last fiscal year. The Company's approximate revenue for the three-month period ended October 1, 2006 was $420,859 compared to $30,747 for the three-month period ended October 2, 2005. The Company's approximate total operating expenses for the three-month period ended October 1, 2006 was $2,012,015 compared to $1,532,516 for the three-month period ended October 2, 2005. In addition, there are other changes to the Company's financial statements which are primarily the result of the Company's acquisition of Netintact and Netintact PTY Ltd, an Australian company, during the third quarter.

Procera Networks, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Douglas J. Glader Douglas J. Glader President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).